# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Amber International Holding Limited, CIK 0001697818
CUSIP: 45113Y203
Title of class of securities: Class A Ordinary Shares, par value of $0.001 per share
Address of issuer's principal executive offices: 1 Wallich Street, #30-02 Guoco Tower, Singapore, Singapore (U0), 078881
Date of event which requires filing of this statement: 03/12/2025
Filed by CIK 0002061703
Persons authorized to receive notices and communications: Yuao Wu (Michael), Amber International Holding Limited, 1 Wallich Street, #30-02 Guoco Tower, Singapore, Singapore (U0), 078881, 65 60220228; Yi Gao, Esq., Simpson Thacher & Bartlett, 35th Floor, ICBC Tower, 3 Garden Road, Central, Hong Kong, Hong Kong (K3), 00000, 852-2514-7600

## Reporting persons
- Amber Global Limited (CIK 0002061703): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: subject company funds (SC), other (OO); sole voting power 0; shared voting power 309,834,744; sole dispositive power 0; shared dispositive power 309,834,744; aggregate amount beneficially owned 309,834,744 (68.4% of the class)
  Comment: Rows 8, 10 and 11 -
  
  Represents 309,834,744 Class A Ordinary Shares held by Amber Global Limited.
  
  Row 13 -
  
  The percentage of the class of securities beneficially owned by such reporting person is calculated based on 416,445,413 Class A Ordinary Shares and 36,233,237 Class B Ordinary Shares, issued and outstanding as of March 12, 2025, as reported in the Issuer's Form 6-K dated March 12, 2025.
- Yuao Wu (Michael): type of reporting person: individual (IN); citizenship or place of organization: Hong Kong (K3); source of funds: subject company funds (SC), other (OO); sole voting power 0; shared voting power 346,067,981; sole dispositive power 0; shared dispositive power 346,067,981; aggregate amount beneficially owned 346,067,981 (76.4% of the class)
  Comment: Rows 8, 10 and 11 -
  
  Represents (i) 309,834,744 Class A Ordinary Shares held by Amber Global Limited, and (ii) 36,233,237 Class B Ordinary Shares held by Amber Fort Limited. Each Class B ordinary share is convertible into one Class A ordinary share at any time at the option of the holder thereof. Each Class B Ordinary Share is entitled to 30 votes per share, and each Class A Ordinary Share is entitled to one vote per share. Mr. Yuao Wu (Michael) is the sole director of Amber Fort Limited and may be deemed to be a beneficial owner of all the shares held by Amber Global Limited by virtue of his entitlement to appoint a majority of the board of directors of Amber Global Limited.
  
  Row 13 -
  
  The percentage of the class of securities beneficially owned by such reporting person is calculated based on 416,445,413 Class A Ordinary Shares and 36,233,237 Class B Ordinary Shares, issued and outstanding as of March 12, 2025, as reported in the Issuer's Form 6-K dated March 12, 2025.
- Amber Fort Limited: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: subject company funds (SC), other (OO); sole voting power 0; shared voting power 346,067,981; sole dispositive power 0; shared dispositive power 346,067,981; aggregate amount beneficially owned 346,067,981 (76.4% of the class)
  Comment: Rows 8, 10 and 11 -
  
  Represents (i) 309,834,744 Class A Ordinary Shares held by Amber Global Limited, and (ii) 36,233,237 Class B Ordinary Shares held by Amber Fort Limited. Each Class B ordinary share is convertible into one Class A ordinary share at any time at the option of the holder thereof. Each Class B Ordinary Share is entitled to 30 votes per share, and each Class A Ordinary Share is entitled to one vote per share. Amber Fort Limited may be deemed to be a beneficial owner of all the shares held by Amber Global Limited by virtue of its entitlement to appoint a majority of the board of directors of Amber Global Limited jointly with Amber Primary Unit Holding Limited.
  
  Row 13 -
  
  The percentage of the class of securities beneficially owned by such reporting person is calculated based on 416,445,413 Class A Ordinary Shares and 36,233,237 Class B Ordinary Shares, issued and outstanding as of March 12, 2025, as reported in the Issuer's Form 6-K dated March 12, 2025.
- Amber Primary Unit Holding Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: subject company funds (SC), other (OO); sole voting power 0; shared voting power 309,834,744; sole dispositive power 0; shared dispositive power 309,834,744; aggregate amount beneficially owned 309,834,744 (68.4% of the class)
  Comment: Rows 8, 10 and 11 -
  
  Represents 309,834,744 Class A Ordinary Shares held by Amber Global Limited. Amber Primary Unit Holding Limited may be deemed to be a beneficial owner of all the shares held by Amber Global Limited by virtue of its entitlement to appoint a majority of the board of directors of Amber Global Limited jointly with Amber Fort Limited.
  
  Row 13 -
  
  The percentage of the class of securities beneficially owned by such reporting person is calculated based on 416,445,413 Class A Ordinary Shares and 36,233,237 Class B Ordinary Shares, issued and outstanding as of March 12, 2025, as reported in the Issuer's Form 6-K dated March 12, 2025.

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Shares, par value of $0.001 per share
Name of issuer: Amber International Holding Limited
Address of issuer's principal executive offices: 1 Wallich Street, #30-02 Guoco Tower, Singapore, Singapore (U0), 078881
Comment:
This Statement on Schedule 13D relates to the Class A ordinary shares, par value US$0.001 each (the "Class A Ordinary Shares"), of Amber International Holding Limited, a Cayman Islands company (the "Issuer"). The ordinary shares of the Issuer consist of Class A Ordinary Shares (including Class A Ordinary Shares represented by ADSs) and Class B ordinary shares, par value US$0.001 each (the "Class B Ordinary Shares"). Each Class B Ordinary Share is convertible into one Class A Ordinary Share at any time by the holder thereof. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances.

The ADSs of the Issuer, each representing five Class A Ordinary Shares, are listed on the NASDAQ Global Market under the symbol "AMBR."

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed jointly by Amber Global Limited, Mr. Yuao Wu (Michael), Amber Fort Limited and Amber Primary Unit Holding Limited (together, the "Reporting Persons" and each, a "Reporting Person"). The agreement between the Reporting Persons relating to the joint filing is attached hereto as Exhibit 99.1.
Residence or business address:
Amber Global Limited is principally an investment holding vehicle and a company organized and existing under the laws of the Cayman Islands. Mr. Yuao Wu (Michael) may be deemed to be a beneficial owner of all the shares held by Amber Global Limited by virtue of his entitlement to appoint a majority of the board of directors of Amber Global Limited. Amber Global Limited's registered office is at Vistra (Cayman) Limited, P.O. Box 31119, Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman, KY1-1205, Cayman Island.

Mr. Yuao Wu (Michael) is the chairman of the board and co-founder of Amber Group. Mr. Yuao Wu (Michael) is a citizen of Hong Kong and has a principal business office at 1 Wallich Street, #30-02 Guoco Tower, Singapore 078881.

Amber Fort Limited is principally an investment holding vehicle and a company organized and existing under the laws of the Cayman Islands. Amber Fort Limited may be deemed to be a beneficial owner of all the shares held by Amber Global Limited by virtue of its entitlement to appoint a majority of the board of directors of Amber Global Limited jointly with Amber Primary Unit Holding Limited. Mr. Yuao Wu (Michael) is the sole director of Amber Fort Limited. Amber Fort Limited's registered office is at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

Amber Primary Unit Holding Limited is principally an investment holding vehicle and a company organized and existing under the laws of the British Virgin Islands. Amber Primary Unit Holding Limited may be deemed to be a beneficial owner of all the shares held by Amber Global Limited by virtue of its entitlement to appoint a majority of the board of directors of Amber Global Limited jointly with Amber Fort Limited. Mr. Yuao Wu (Michael) is the sole director of Amber Primary Unit Holding Limited. Amber Primary Unit Holding Limited's registered office is at Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands.
Present principal occupation or employment: See Item 2(b) above.
Criminal convictions in the last five years: During the last five years no Reporting Person has: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: See Item 2(d) above.
Citizenship: See Item 2(b) above.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On November 29, 2024, iClick Interactive Asia Group Limited ("ICLK"), entered into a definitive Agreement and Plan of Merger (the "Merger Agreement") with Overlord Merger Sub Ltd. ("Merger Sub"), a Cayman Islands exempted company and a direct, wholly owned subsidiary of ICLK and Amber DWM Holding Limited ("Amber DWM"), a Cayman Islands exempted company and the holding entity of Amber Group's digital wealth management business, known as Amber Premium ("Amber Premium"), which contemplated that Merger Sub merges with and into Amber DWM, with Amber DWM continuing as the surviving entity and becoming a wholly-owned subsidiary of ICLK (the "Merger"), and the shareholders of Amber DWM exchanges all of the issued and outstanding share capital of Amber DWM for a mixture of newly issued Class A and Class B ordinary shares of ICLK on the terms and conditions set forth therein in a transaction exempt from the registration requirements under the Securities Act of 1933. A copy of the Merger Agreement was attached as Exhibit 99.2 to the Issuer's current report on Form 6-K furnished to the SEC on November 29, 2024 and incorporated herein by reference.

On March 12, 2025, ICLK, Merger Sub, Amber DWM, WFTL and Amber Global Limited entered to an Amendment, Waiver and Framework Agreement (the "Framework Agreement") to amend and waive certain closing conditions to the Merger, and to provide for alternative arrangements that would afford ICLK with substantially the same economic benefits as the transactions contemplated under the Merger Agreement. Copies of the Framework Agreement and that certain intercompany services agreements entered into pursuant to the Framework Agreement were attached as Exhibits 99.2, 99.3 and 99.4 to the Issuer's current report on Form 6-K furnished to the SEC on March 12, 2025 and incorporated herein by reference.

The Merger was consummated on March 12, 2025. In connection with the Merger, ICLK has changed its corporate name to "Amber International Holding Limited". Following the consummation and as a result of the Merger, Amber DWM's business is wholly owned by the Issuer. As a result of the Merger, Amber DWM's shareholders and ICLK's shareholders (including holders of ADSs), in each case, immediately prior to the Merger, owned approximately 90% and 10%, respectively, of the outstanding shares of the combined company, or approximately 97% and 3% voting power, respectively.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth or incorporated in Item 3 is hereby incorporated by reference in its entirety. The purpose of the Merger was to enable the Issuer to acquire 100% control of Amber DWM's business in a transaction in which the holders of securities of Amber DWM would receive the Issuer's ordinary shares.

In connection with the Merger, the Issuer entered into certain lock-up agreements with certain shareholders of the Issuer immediately following the consummation of the Merger (including Amber Fort Limited and Amber Global Limited) pursuant to which such shareholders have agreed not to transfer the shares received in consideration of the Merger for a period of 12 months following the Closing (the "Lock-Up Agreement").

Immediately after the Effective Time, the Board consists of six directors, each designated by Amber DWM.

Except as set forth in this Schedule 13D, none of the Reporting Persons has any present intention to acquire additional securities of the Issuer. They intend to review their respective investment on a regular basis and, as a result thereof, may at any time or from time to time determine, either alone or as part of a group, (i) to acquire additional securities of the Issuer, through open market purchases, privately negotiated transactions or otherwise, (ii) to dispose of all or a portion of the securities of the Issuer owned by them in the open market, in privately negotiated transactions or otherwise or (iii) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results specified in clauses (a) through (j) of Item 4 of Schedule 13D under the Exchange Act, as amended. Any such acquisition or disposition or other transaction would be made in compliance with all applicable laws and regulations. Notwithstanding anything contained herein, the Reporting Persons specifically reserve the right to change its intention with respect to any or all of such matters. In reaching any decision as to their respective course of action (as well as to the specific elements thereof), each Reporting Person currently expects that it would take into consideration a variety of factors, including, but not limited to, the following: the Issuer's business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to such Reporting Person; changes in law and government regulations; general economic conditions; and liquidity and stock market conditions, including the market price of the securities of the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The responses of each Reporting Person to Rows 7 through 13 of the cover pages of this Schedule 13D are hereby incorporated by reference into this Item 5. Except as otherwise stated herein, each Reporting Person expressly disclaims any beneficial ownership of the Class A Ordinary Shares held by each other Reporting Person.

In addition, the Reporting Persons collectively own approximately 92.9% of the voting power of the Issuer following the consummation and as a result of the Merger.
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5(a) above.
Transactions in the class effected during the past sixty days: Except as disclosed in this Schedule 13D, none of the Reporting Persons has effected any transaction in the Class A Ordinary Shares during the 60 days preceding the date hereof.
Other persons with the right to receive dividends or sale proceeds: Except as disclosed in this Schedule 13D, to the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Ordinary Shares beneficially owned by any of the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The disclosure under Item 3 and 4 is incorporated herein by reference in its entirety.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 Joint Filing Agreement dated March 19, 2025 by and between the Reporting Persons

99.2 Agreement and Plan of Merger, dated as of November 29, 2024, by and among iClick Interactive Asia Group Limited, Overlord Merger Sub Ltd., and Amber DWM Holding Limited (incorporated by reference to Annex A to the proxy statement furnished as Exhibit 99.2 to current report on Form 6-K furnished by the Issuer to the SEC on December 19, 2024)

99.3 Amendment, Waiver and Framework Agreement, dated as of March 12, 2025, by and among iClick Interactive Asia Group Limited, Overlord Merger Sub Ltd., Amber DWM Holding Limited, Amber Global Limited and WhaleFin Technologies Limited (incorporated by reference to Exhibit 99.2 to current report on Form 6-K furnished by the Issuer to the SEC on March 12, 2025)

99.4 Intercompany Services Agreement, dated as of March 12, 2025, by and among Amber Match Limited and Sparrow Holdings Pte. Ltd. (incorporated by reference to Exhibit 99.3 to current report on Form 6-K furnished by the Issuer to the SEC on March 12, 2025)

99.5 Intercompany Services Agreement, dated as of March 12, 2025, by and among Amber Match Limited and WhaleFin Technologies Limited (incorporated by reference to Exhibit 99.4 to current report on Form 6-K furnished by the Issuer to the SEC on March 12, 2025)

99.6 Lock-Up Agreement, dated as of November 29, 2024, by and among iClick Interactive Asia Group Limited, Amber Global Limited and certain other parties thereto

99.7 Lock-Up Agreement, dated as of March 12, 2025, by and between iClick Interactive Asia Group Limited and Amber Fort Limited

## Signatures
- Amber Global Limited: /s/ Yuao Wu (Michael), Yuao Wu (Michael), Director (03/19/2025)
- Yuao Wu (Michael): /s/ Yuao Wu (Michael), Yuao Wu (Michael) (03/19/2025)
- Amber Fort Limited: /s/ Yuao Wu (Michael), Yuao Wu (Michael), Director (03/19/2025)
- Amber Primary Unit Holding Limited: /s/ Yuao Wu (Michael), Yuao Wu (Michael), Director (03/19/2025)